UNIVERSE PHARMACEUTICALS INC

November 17, 2020

Via Edgar

Mr. Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Universe Pharmaceuticals INC
Registration Statement on Form F-1
Submitted on August 17, 2020
CIK No. 0001809616

Dear Mr. Campbell:

This letter is in response to the letter dated September 1, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Universe Pharmaceuticals INC (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No.1 to the Registration Statement on Form F-1 (the “Amendment No.1 to the Registration Statement”) is being submitted confidentially to accompany this letter.

Exhibits

1. Please have counsel to revise the Exhibit 5.1 opinion to opine that the warrants will be binding obligations of the company, and to opine on the ordinary shares underlying the warrants that are also being registered, in accordance with Section II.B.1.f of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, our Cayman Islands counsel has revised the Exhibit 5.1 opinion to the Amendment No.1 to the Registration Statement. With respect to the warrants to be issued to the underwriter in this offering, our U.S. securities counsel has prepared an Exhibit 5.2 opinion to opine that the warrant will be a binding obligation of the registrant under the laws of the jurisdiction governing the warrants.

2. The Exhibit 5.1 opinion should not assume conclusions of law that are necessary for the ultimate opinion. Please filed a revised Exhibit 5.1 opinion that does not include the assumptions set forth in paragraphs (9), (10), (11), (12), (14), (15), (16) and (18) of Schedule 2. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, our Cayman Islands counsel has revised the Exhibit 5.1 opinion to the Amendment No.1 to the Registration Statement. The revised Exhibit 5.1 opinion does not include the assumptions set forth in paragraphs (9), (10), (11), (12), (14), (15) and (18) of Schedule 2. Cayman Islands counsel did include the assumption set forth in paragraph (16) that “None of the opinions expressed herein will be adversely affected by the laws or public policies of any jurisdiction other than the Cayman Islands. In particular, but without limitation to the previous sentence, the laws or public policies of any jurisdiction other than the Cayman Islands will not adversely affect the capacity or authority of the Company.” Our Cayman Islands counsel respectfully advises the Staff that it does not have the capacity to opine on any laws or public policies of any jurisdiction outside of the Cayman Islands and needs to assume that any non-Cayman laws or public policy will not adversely affect the capacity or authority of the Company.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Gang Lai
Name: Gang Lai
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC